NEVSUN RESOURCES LTD. Consolidated Financial Statements Years ended December 31, 2011 and 2010 (Expressed in United States dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with International Financial Reporting Standards.  These statements include amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Financial information used elsewhere in annual filings is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“Cliff T. Davis”

Cliff T. Davis
Chief Executive Officer

“Peter J. Hardie”

Peter J. Hardie
Chief Financial Officer

March 20, 2012

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nevsun Resources Ltd.

We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Nevsun Resources Ltd. as at December 31, 2011 and December 31, 2010, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

March 20, 2012
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

NEVSUN RESOURCES LTD. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	Note	December 31, 2011	December 31, 2010

Assets

Current assets
Cash and cash equivalents	7	$347,582	$50,145
Available-for-sale investment	8	-	775
Accounts receivable and prepaids	9	20,490	5,529
Inventories	10	32,099	11,113
Due from non-controlling interest	11	11,137	-
		411,308	67,562
Non-current assets
Due from non-controlling interest	11	84,312	-
Property, plant and equipment	12	279,606	288,618
		363,918	288,618
Total assets		$775,226	$356,180

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	13	$24,651	$17,571
Dividends payable	22	10,013	-
Income taxes payable	14	103,670	-
		138,334	17,571

Non-current liabilities
Deferred income taxes	14	16,187	-
Provision for closure and reclamation	15	13,233	11,650
Amounts related to non-controlling interest	11	-	124,127
		29,420	135,777
Total liabilities		167,754	153,348

Equity
Share capital	16	409,305	390,658
Share-based payments reserve		11,736	10,056
Accumulated other comprehensive income		-	708
Retained earnings (deficit)		76,383	(194,675)
Equity attributable to Nevsun shareholders		497,424	206,747

Non-controlling interest	11	110,048	(3,915)
Total equity		607,472	202,832
Total liabilities and equity		$775,226	$356,180

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of United States dollars) Years ended December 31, 2011 and 2010

	Note	2011	2010
Operations commenced February 22, 2011:
Revenues		$547,770	$-
Cost of sales
Operating expenses	18	(76,812)	-
Royalties		(27,283)	-
Depreciation and depletion		(25,892)	-
Operating income (from February 22 to December 31, 2011)		417,783	-

Administrative expenses	19	(14,471)	(12,233)
Finance income	20	4,913	3,766
Finance costs	21	(2,334)	(8,583)
Income (loss) before taxes		405,891	(17,050)

Income taxes	14(a)	(155,857)	-
Net income (loss) for the year		250,034	(17,050)

Other comprehensive income (loss), net of tax:
Reclassification adjustment for realized gain on sale of available-for- sale investment included in net income		(1,166)	(752)
Unrealized gain on available-for-sale investment		458	408
Comprehensive income (loss)		$249,326	$(17,394)

Income (loss) for the year attributable to:
Nevsun shareholders		147,065	(13,316)
Non-controlling interest		102,969	(3,734)
		$250,034	$(17,050)

Comprehensive income (loss) for the year attributable to:
Nevsun shareholders		146,357	(13,660)
Non-controlling interest		102,969	(3,734)
		$249,326	$(17,394)

Earnings (loss) per share attributable to Nevsun shareholders:
Basic		$0.74	$(0.07)
Diluted		$0.73	$(0.07)

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2011 and 2010

	Note	2011	2010
Cash provided by (used in):
Operating:
Income (loss) for the year		$250,034	$(17,050)
Items not involving the use of cash:
Accretion on reclamation liability	15	509	-
Deferred income taxes	14(c)	16,187	-
Depreciation and depletion		25,892	4
Share-based payments and stock appreciation rights	16(c)16(d)	8,897	6,357
Interest income on due from non-controlling interest	11	(3,625)	-
Interest expense on advances from non-controlling interest	11	1,681	-
Gain on sale of available-for-sale investment	8	(1,166)	(716)
Write-off (recovery) of deferred finance costs	12	-	6,100
Changes in non-cash operating capital:
Accounts receivable and prepaids		(14,960)	(155)
Inventories		(20,595)	-
Accounts payable and accrued liabilities		(560)	(62)
Income taxes payable		103,670	-

Net cash provided by (used in) operating activities		365,964	(5,522)
Investing:
Proceeds on sale of available-for-sale investment	8	1,232	881
Proceeds on pre-production gold sales	12	48,613	-
Expenditures on property, plant and equipment – gold phase		(33,717)	(107,181)
Expenditures on property, plant and equipment – copper phase		(24,050)	(1,152)
Expenditures on exploration and evaluation		(6,105)	(1,215)
Buyout of royalty interest		-	(17,514)
Changes in non-cash working capital related to investing activities		2,400	(4,136)

Net cash used in investing activities		(11,627)	(130,317)
Financing:
Dividends paid	22	(5,935)	-
Receipt of purchase price settlement from non-controlling interest	11	27,088	-
Principal and interest paid on loan from non-controlling interest	11	(4,103)	(1,247)
Advances from (repayment to) non-controlling interest	11	(74,995)	40,000
Interest paid on advances from non-controlling interest	11	(6,414)	-
Issuance of common shares, net of issue costs	16	7,459	118,164

Net cash provided by (used in) financing activities		(56,900)	156,917
Increase in cash and cash equivalents		297,437	21,078
Cash and cash equivalents, beginning of year		50,145	29,067
Cash and cash equivalents, end of year		$347,582	$50,145
Non-cash investing and financing transactions:
Dividends declared	22	10,013	-
Reclassification of share-based payments reserve to share capital upon exercise of options		2,737	4,077
Depreciation capitalized to property, plant and equipment	12	705	2,361
Share-based payments capitalized to property, plant and equipment	16(c)	276	1,054
Closure and reclamation increase in property, plant and equipment	15	1,074	11,240
Interest capitalized to property, plant and equipment	11,12	601	3,848
Stock appreciation rights liability settled with common shares	16(d)	8,451	-
Partial disposition of subsidiary recorded directly to retained earnings:
Due from non-controlling interest	11	(253,500)	-
Amounts related to non-controlling interest	11	41,739	-
Income taxes	11	92,849	-

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars) Years ended December 31, 2011 and 2010

	Number of shares (note 16)	Share capital (note 16)	Share-based payments reserve	Accumulated other comprehensive income	Retained earnings (deficit)	Shareholders’ equity	Non-controlling interest	Total Equity
December 31, 2009	140,461,822	$268,417	$6,797	$1,052	$(181,434)	$94,832	$(181)	$94,651
Exercise of stock options	4,026,500	7,013	-	-	-	7,013	-	7,013
Transfer to share capital on exercise of options	-	4,077	(4,077)	-	-	-	-	-
Share-based payments	-	-	7,411	-	-	7,411	-	7,411
Expiry and forfeiture of options	-	-	(75)	-	75	-	-	-
Private placement, net of issuance costs	52,000,000	111,151	-	-	-	111,151	-	111,151
Other comprehensive loss	-	-	-	(344)	-	(344)	-	(344)
Loss for the year	-	-	-	-	(13,316)	(13,316)	(3,734)	(17,050)
December 31, 2010	196,488,322	$390,658	$10,056	$708	$(194,675)	$206,747	$(3,915)	$202,832
Exercise of stock options	2,510,300	7,459	-	-	-	7,459	-	7,459
Exercise of stock appreciation rights	1,256,093	8,451	-	-	-	8,451	-	8,451
Transfer to share capital on exercise of options	-	2,737	(2,737)	-	-	-	-	-
Activation of stock appreciation rights	-	-	(3,213)	-	(9,716)	(12,929)	-	(12,929)
Share-based payments	-	-	7,630	-	-	7,630	-	7,630
Other comprehensive loss	-	-	-	(708)	-	(708)	-	(708)
Partial disposition of subsidiary to non-controlling interest, net of tax (note 11)	-	-	-	-	149,657	149,657	10,994	160,651
Income for the year	-	-	-	-	147,065	147,065	102,969	250,034
Dividends (note 22)	-	-	-	-	(15,948)	(15,948)	-	(15,948)
December 31, 2011	200,254,715	$409,305	$11,736	$-	$76,383	$497,424	$110,048	$607,472

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 800 – 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9.

The Company achieved commercial production at the Bisha Mine on February 22, 2011. As of that date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues. Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation (continued)

(a)	Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)	Approval of the financial statements

The consolidated financial statements of Nevsun Resources Ltd. for the year ended December 31, 2011 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 20, 2012.

3.	Summary of significant accounting policies

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale which are stated at their fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency translation

The functional and reporting currency of the Company and its subsidiaries is the United States dollar. Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale investments which are recognized in other comprehensive income.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

3.	Summary of significant accounting policies (continued)

(d)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method. The weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

(e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(f)	Property, plant and equipment

(i)	Exploration and evaluation

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation, and classified as a component of property, plant and equipment.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Management reviews the carrying value of capitalized exploration costs at least annually. The review is based on the Company’s intentions for development of the undeveloped property.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

(ii)	Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to development and construction are capitalized as construction-in-progress and classified as a component of property, plant and equipment. Costs associated with the commissioning of new assets incurred in the period before they are operating in the way intended by management, are capitalized. Development expenditure is net of the proceeds of the sale of metals from ore extracted during the development phase. Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as a component of property, plant and equipment.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

3.	Summary of significant accounting policies (continued)

(f)	Property, plant and equipment (continued)

(iii)	Plant and equipment (continued)

The cost of major overhauls of parts of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of plant and equipment are recognized in profit or loss as incurred.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets, either on a units of production basis or declining balance basis at rates of 20% to 30% per annum, as appropriate. All other equipment is depreciated over the estimated useful life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate. Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(g)	Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

In calculating recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(h)	Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101Standards for Disclosure of Mineral Projects(NI 43-101). Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

3.	Summary of significant accounting policies (continued)

(i)	Provision for closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

(j)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents and trade and other receivables.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. AFS assets include investments in listed equity of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii)	Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and derivative financial liabilities.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

3.	Summary of significant accounting policies (continued)

(j)	Financial instruments (continued)

(ii)	Financial liabilities (continued)

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, other payables, advances from non-controlling interest, deferred credits, liability associated with stock appreciation rights and loans.

(k)	Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

(l)	Income taxes

The Company uses the balance sheet method of accounting for income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carried forward, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Share-based payments

The Company has a stock option plan that is described in note 16(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings (deficit).

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

3.	Summary of significant accounting policies (continued)

(n)	Stock appreciation rights

Stock appreciation rights (SARs) allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the SAR is recorded at the fair value of the debt component of the SAR while assigning nil value to the equity component. Changes to the fair value of the liability are recognized in income.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to retained earnings; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

Adoption of new accounting policies

(o)	Revenue recognition

Revenue from the sale of goods is recognized when persuasive evidence, usually in the form of an executed sales agreement, or an arrangement exists, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Company, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. For gold sales this is generally on receipt of a shipment by a refiner.

(p)	Inventories

Inventories are valued at the lower of cost and net realizable value, on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and supplies is purchase price, and for partly processed and finished goods is the cost of production. For this purpose the costs of production include:

(i)	fuel, power, labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mining properties and property, plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

(q)	Stripping costs in the production phase

Where production stripping activity does not result in inventory produced but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following: (1) it is probable the Company will be the future beneficiary of the stripping activity; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to property, plant and equipment and are depreciated on a units of production basis.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

4.	Changes in accounting standards

The following accounting standards that may be relevant to the Company have been introduced or revised by the IASB during 2011:

(a)	Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase. The costs associated with stripping activity that result in production inventory are to be treated as a variable production cost. Where production stripping activity does not result in the form of inventory produced but does provide improved access to the ore body, the costs may be deferred when the stripping activity meets the following: (1) it is probable the entity will be the future beneficiary of the stripping activity; (2) the entity can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The Company adopted IFRIC 20 in October 2011 without impact.

(b)	Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on its consolidated financial statements.

(c)	Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

4.	Changes in accounting standards (continued)

(d)	Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	Critical judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Commercial production

Costs incurred to construct and develop property, plant and equipment are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Proceeds from mineral sales realized during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management on February 22, 2011.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

6.	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of property, plant and equipment

The Company considers both external and internal sources of information in assessing whether there are any indications that property, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of property, plant and equipment. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment.

(b)	Mine operating expenses

In determining mine operating expenses recognized in the Consolidated Statements of Comprehensive Income, the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of finished goods sold during the period. Changes in these estimates can result in a change in mine operating expenses in future periods and carrying amounts of inventories.

(c)	Estimated recoverable gold ounces and ore reserve tonnes

The carrying amounts of the Company’s property, plant and equipment are depleted based on recoverable gold ounces and ore reserve tonnes. Changes to estimates of recoverable gold ounces, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates.

(d)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related property, plant and equipment for the period. Adjustments to the carrying amounts of related property, plant and equipment can result in a change to future depletion expense.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

6.	Key sources of estimation uncertainty (continued)

(e)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

7.	Cash and cash equivalents (continued)

	December 31, 2011	December 31, 2010
Cash	$284,582	$19,902
Short-term deposits	63,000	30,243
	$347,582	$50,145

Cash and cash equivalents located outside of Africa at December 31, 2011 equal $339,869 (December 31, 2010 - $47,082).

8.	Available-for-sale investment (continued)

During the year ended December 31, 2011, the Company disposed of 1,204,250 shares of PMI Gold Corporation for a gain of $1,166. At December 31, 2010, available-for-sale investment is comprised of 1,204,250 shares of PMI Gold Corporation.

During February 2010, the Company disposed of 6,024,000 shares for a gain of $716. In October 2010, PMI Gold Corporation completed a share consolidation on a 2 for 1 basis.

9.	Accounts receivable and prepaids

	December 31, 2011	December 31, 2010
Trade receivables	$3,470	$-
Advances to vendors	15,408	2,763
Prepaid expenses	923	492
VAT receivable	251	926
Other receivables	438	1,348
	$20,490	$5,529

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

10.	Inventories

	December 31, 2011	December 31, 2010
Materials and supplies	$23,101	$11,113
Work-in-progress	6,777	-
Finished goods	2,221	-
	$32,099	$11,113

11.	Due from/to non-controlling interest

The Company’s principal operation, the Bisha Mine, is held via the Eritrean registered corporation, Bisha Mining Share Corporation (BMSC or Bisha Mine), in which Nevsun has a 60% interest. The non-controlling interest in BMSC is held by the State owned Eritrean National Mining Corporation (ENAMCO).

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in Bisha by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%. At the time, ENAMCO made a provisional payment of $25,000 and agreed to fund its share of the capital requirements for the development of Bisha. ENAMCO advanced $74,995 over the course of construction of the Bisha Mine to fund its share of the development. In addition ENAMCO provided a loan of $20,000 to Nevsun to assist the Company in financing its share of development costs. These financing arrangements are displayed in the table below under the column December 31, 2010.

Purchase price settlement:

During August 2011, the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company of $242,506. The gain, net of income taxes, was recorded directly to retained earnings as it represents a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset. Interest of $3,625 has been accrued on this receivable and recorded for the year ended December 31, 2011 as finance income.

Income tax related to the gain on disposition to ENAMCO was $92,849. Nevsun agreed with ENAMCO that ENAMCO take responsibility for the settlement of taxes and accordingly adopted a net of tax presentation on the balance sheet.

During October 2011, the Company collected $27,088 of the purchase price receivable net of taxes.

Advances:

The development advances from ENAMCO to Bisha were at an interest rate of 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $6,414, of which $4,753 has been capitalized to property, plant and equipment as of December 31, 2011 (December 31, 2010 - $4,132). In the year ended December 31, 2011, ENAMCO earned $2,282 in interest on those, of which $601 was capitalized to property, plant and equipment and $1,681 was included in finance costs. During the year ended December 31, 2011, Bisha repaid $74,995 of the ENAMCO advances and $6,414 of interest on those advances out of cash flow from Bisha operations.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

11.	Due from/to non-controlling interest (continued)

Loan:

The $20,000 loan from ENAMCO was at a rate of LIBOR plus 7%. Nevsun repaid ENAMCO principal of $3,333 and interest of $770 in January 2011. In August 2011, in accordance with agreements between the parties, the unpaid portion of the loan plus unpaid interest totalling $16,739 was applied to the purchase price referred to above, along with the $25,000 provisional payment noted above.

Gain on sale of interest in subsidiary:

For the years ended	2011	2010
Purchase price	$253,500	$-
Carrying amount	(10,994)	-
Gain	242,506	-
Income taxes	(92,849)	-
Net gain to retained earnings	$149,657	$-

Reconciliation of due from non-controlling interest:

For the years ended	2011	2010
Purchase price	$253,500	$-
Less provisional payment	(25,000)	-
Less loan to Nevsun	(16,739)	-
Less income taxes settled	(92,849)	-
Add accrued interest on purchase price	3,625	-
Less principal and interest received by Nevsun	(27,088)	-
Due from non-controlling interest	$95,449	$-

Balances as at:

	December 31, 2011	December 31, 2010
Current asset – due from non-controlling interest	$11,137	$-
Non-current asset – due from non-controlling interest	84,312	-
Due from non-controlling interest	95,449	-

Deferred credit / provisional payment	-	25,000
Loan to Nevsun	-	20,000
Advances by non-controlling interest	-	79,127
Due to non-controlling interest	$-	$124,127

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

12.	Property, plant and equipment

Year ended December 31, 2011	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2010	$2,053	$263,886	$-	$26,459	$292,398
Additions	6,105	24,050	-	37,946	68,101
Pre-production gold sales	-	-	-	(48,613)	(48,613)
Disposals	-	-	-	(3)	(3)
Transfers	-	(262,734)	29,630	233,104	-
December 31, 2011	8,158	25,202	29,630	248,893	311,883
Accumulated depreciation
December 31, 2010	-	-	-	3,780	3,780
Charge for the year	-	-	1,818	26,682	28,500
Disposals	-	-	-	(3)	(3)
December 31, 2011	-	-	1,818	30,459	32,277
Net book value December 31, 2011	$8,158	$25,202	$27,812	$218,434	$279,606

Year ended December 31, 2010	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2009	$838	$145,232	$-	$9,478	$155,548
Additions	1,215	118,654	-	16,997	136,866
Disposals	-	-	-	(16)	(16)
December 31, 2010	2,053	263,886	-	26,459	292,398
Accumulated depreciation
December 31, 2009	-	-	-	1,429	1,429
Charge for the year	-	-	-	2,365	2,365
Disposals	-	-	-	(14)	(14)
December 31, 2010	-	-	-	3,780	3,780
Net book value December 31, 2010	$2,053	$263,886	$-	$22,679	$288,618

The Company’s properties are located in western Eritrea, a country located in north-eastern Africa. The properties consist of a 53 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. The exploration license expires in May 2012. Eritrean State participation in the Bisha Mine is described in note 11.

Development of the Bisha Mine commenced in early 2008, commissioning commenced in Q4 2010 and commercial production was achieved in Q1 2011. As a result, the Company transformed into an operating mining company and allocated construction-in-progress amounts to appropriate categories of property, plant and equipment and commenced depreciating based on their useful lives.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

12.	Property, plant and equipment (continued)

Until August 2010, Nevsun’s interest in the Bisha Mine was subject to a 1.5% net smelter return royalty in favour of an arms-length third party. In August 2010, the Company paid $17,514 to buy out the royalty, which was subsequently capitalized to property, plant and equipment. During 2011, $705 (2010 - $2,361) of depreciation was capitalized to property, plant and equipment. At December 31, 2009 $8,700 of deferred finance costs was included in property, plant and equipment. In 2010, a further $2,483 in finance costs was incurred and $2,600 was recovered and recorded in accounts receivable. The Company wrote-off $8,583 of finance costs related to debt facilities that expired unutilized during 2010.

Costs classified as mineral properties represent historic exploration and development costs at Bisha. Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

13.	Accounts payable and accrued liabilities

	December 31, 2011	December 31, 2010
Trade accounts payable	$6,014	$12,720
Accrued royalties	8,528	-
Accrued liabilities	10,109	4,122
Accrued interest payable	-	729
	$24,651	$17,571

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea as of March 20, 2012 are $29,713.

14.	Income taxes

(a)	Income tax expense

Income tax expense was recorded for income earned in the period February 22, 2011 to December 31, 2011.

	December 31, 2011	December 31, 2010
Current income tax expense	$(139,670)	$-
Deferred income tax expense	(16,187)	-
Income tax expense	$(155,857)	$-

(b)	Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s statutory tax rate for the year ended December 31, 2011 is as follows:

	December 31, 2011	December 31, 2010
Income tax (expense) recovery at statutory rate of 26.5% (2010 – 28.5%)	$(107,561)	$4,859
Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(46,881)	512
Non-deductible and other amounts	(4,125)	(1,312)
Benefit of tax losses not recognized	2,505	(5,411)
Other	205	1,352
	$(155,857)	$0

(1)	The Eritrean statutory mining tax rate is 38%.

The Company commenced payment of quarterly income tax instalments in Eritrea in Q4 2011. The first instalment of $36,000 was made in October 2011. A second instalment of $36,000 was made in January 2012.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

14.	Income taxes (continued)

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2011 are as follows:

	December 31, 2011	December 31, 2010
Deferred tax assets
Losses carried forward	$3,261	$-
Property, plant and equipment	1,379	-
	4,640	-
Deferred tax liabilities
Property, plant and equipment	(20,827)	-
	(20,827)	-
Net deferred tax liabilities	$(16,187)	$-

(d)	Tax losses and tax assets

At December 31, 2011, the Company has available losses for income tax purposes in Canada totaling approximately $30,959 (2010 - $27,200) and losses carried forward in foreign jurisdictions of approximately $5,869 (2010 - $15,600) which, if not utilized to reduce income in future periods, expire through 2026. Access to the losses carried forward in the future may be restricted.

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2011	December 31, 2010
Property, plant and equipment	$930	$947
Losses carried forward	8,252	11,180
Short-term investments	-	(21)
	$9,182	$12,106

15.	Provision for closure and reclamation

	December 31, 2011	December 31, 2010
Balance, beginning of year	$11,650	$410
Accretion	509	-
Additional liability	1,074	11,240
Balance, end of year	$13,233	$11,650

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2011, the undiscounted inflation-adjusted liability for provision for closure and reclamation is estimated to be approximately $25,100 (December 31, 2010 – $21,000). The cash expenditures are expected to occur over a period of time extending several years after the Bisha Mine’s projected closure.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

16.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Private placements

During February 2010 the Company issued 52,000,000 common shares at CAD $2.25 per share in a non-brokered private placement for net proceeds of $111,151. Share issue transaction costs were $301.

(c)	Stock options

The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance. The maximum term of options granted is ten years, however, to date all have been granted for five years. The vesting periods of stock options granted vary with terms determined by the board of directors. Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods of 6 and 12 months or 12 and 24 months. During 2011 share-based payments costs were calculated using the following weighted average assumptions: expected life of option 1.8 years (2010 – 1.9 years), stock price volatility 69% (2010 – 71%), dividend yield 0.5% (2010 – nil%), and a risk-free interest rate yield of 1.2% (2010 – 1.1%). The fair value is particularly impacted by the Company’s stock price volatility.

The year ended December 31, 2011 included $7,630 (2010 - $7,410) in share-based payment costs, $6,642 (2010 - $6,357) of which were presented in administrative expenses, $712 (2010 – nil) in operating expenses and $276 (2010 - $1,053) capitalized to property, plant and equipment.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2009	7,895,000	$1.83
Granted	6,555,000	3.32
Expired	(75,000)	2.32
Exercised	(4,026,500)	1.79
Outstanding, December 31, 2010	10,348,500	2.79
Granted	3,650,000	5.62
Exercised	(2,510,300)	2.93
Exercised as stock appreciation rights	(2,400,000)	1.96
Forfeited	(260,000)	5.69
Outstanding, December 31, 2011	8,828,200	$4.06

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	753,900	$1.35 – 2.00	2.0
Vested (exercisable)	4,464,300	$3.07 – 4.16	3.4
Vested (exercisable)	1,297,500	$5.68 – 6.34	3.8
Unvested	850,000	$4.81 – 5.58	4.9
Unvested	1,462,500	$5.68 – 6.34	4.2
Total	8,828,200	$1.35 – 6.34	3.6

The weighted average share price of the Company on the dates options were exercised in 2011 was CAD $6.18 (2010 – CAD $5.00). The weighted average price of options exercisable at the end of the year was CAD $3.52 (December 31, 2010 – CAD $2.15). The majority of options vest over a service period of one or two years, however, 3,720,000 of the options granted in 2010 included vesting criteria that were specific to construction performance of Bisha. The criteria were met in February 2011 and the options vested at that time.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

16.	Share capital (continued)

(d)	Stock appreciation rights

In August 2011, 3,090,000 SARs associated with previously issued options were activated.  These SARs allow for settlement in common shares of the Company or cash at the option of the holder.  Of these, 2,400,000 were exercised in September 2011 in exchange for $2,912 cash and 1,256,093 common shares of the Company, at a total value of $11,363.  The liability associated with stock appreciation rights at December 31, 2011 was $2,727 and recorded in accounts payable and accrued liabilities.  The Company incurred $1,543 in administrative expenses related to changes in the fair value of the stock appreciation rights during 2011.  There were no such expenses incurred by the Company in 2010.

In December 2011, a further 6,000,000 SARs associated with previously issued options were activated. These SARs allow for settlement in common shares of the Company and thus there is no liability associated with these SARs at December 31, 2011.

(e)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at December 31, 2011	200,254,715
Reserved for options (note 16(c))	8,828,200
Shares reserved for issuance (fully diluted) at December 31, 2011	209,082,915

(f)	Earnings (loss) per share

The calculations of earnings (loss) per share is based on the following data:

	December 31, 2011	December 31, 2010
Income (loss) attributable to Nevsun shareholders	$147,065	$(13,316)
Weighted average number of common shares outstanding for the purpose of basic earnings (loss) per share (000s)	198,053	187,054
Dilutive options	2,764	-
Weighted average number of common shares outstanding for the purpose of diluted earnings (loss) per share (000s)	200,817	187,054
Earnings (loss) per share (in $’s)
Basic	$0.74	$(0.07)
Diluted	$0.73	$(0.07)

Basic earnings (loss) per share is computed by dividing the income (loss) attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the year, if dilutive. In the year ended December 31, 2011 all of the stock options outstanding were dilutive and in the year ended December 31, 2010 the stock options outstanding were anti-dilutive.

17.	Commitments

As of December 31, 2011 the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$14,891	$14,891	$-	$-	$-
Minimum operating lease payments	10,370	5,185	5,185	-	-
Total contractual obligations	$25,261	$20,076	$5,185	$-	$-

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

17.	Commitments (continued)

The Company has arranged an annually renewable environmental bond for the Bisha Project for $2,000,000 at a cost of 1% per annum.

18.	Operating expenses

The components of operating expenses are as follows:

For the years ended December 31	2011	2010
Materials and supplies	$59,688	$-
Salaries and employee benefits	15,821	-
Contractors	3,944	-
Change in inventories	(6,419)	-
Other	3,778	-
	$76,812	$-

19.	Administrative expenses

The components of administrative expenses are as follows:

For the years ended December 31	2011	2010
Salaries and employee benefits	$2,477	$2,439
Share-based payments	8,186	6,357
Other	3,808	3,437
	$14,471	$12,233

20.	Finance income

The components of finance income are as follows:

For the years ended December 31	2011	2010
Interest on due from non-controlling interest	$3,625	$-
Gain on sale of available-for-sale investment	1,166	716
Royalty income	-	2,926
Other	122	124
	$4,913	$3,766

21.	Finance costs

The components of finance costs are as follows:

For the years ended December 31	2011	2010
Accretion of reclamation liability	$509	$-
Interest on due to non-controlling interest	1,681	-
Write-off of deferred finance costs	-	8,583
Other	144	-
	$2,334	$8,583

22.	Dividends

On May 18, 2011 the Company declared a $0.03 per share dividend for shareholders of record on June 30, 2011. Dividends of $5,935 were paid on July 15, 2011. On November 21, 2011 the Company announced an increased semi-annual dividend of $0.05 per share for shareholders of record on December 31, 2011. Dividends of $10,013 were paid on January 16, 2012.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

23.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.

24.	Royalty income

The Company retained a 1% net smelter return royalty interest from the sale of its Malian assets in 2008. In 2010 the Company earned royalties of $926 until November 2010 when the payor of the royalty exercised its right to buy out the royalty for an additional $2,000.

25.	Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classified its financial instruments as follows: cash and cash equivalents and accounts receivable are classified as loans and receivables and measured at amortized cost; short-term investments as available-for-sale and measured at fair value; accounts payable and accrued liabilities as other financial liabilities and measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments:

credit risk, liquidity risk, and market risk.
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management procedures are established to identify and analyze the risks faced by the Company. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables and its investment securities.

(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii)	Accounts receivable

The Company’s accounts receivable are due primarily from value-added tax (VAT) paid in South Africa and other receivables. Management does not expect these counterparties to fail to meet their obligations.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

25.	Financial instruments and risk management (continued)

(a)	Credit risk (continued)

(iii)	Due from non-controlling interest

Due from non-controlling interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. Management expects that Bisha Mine cash flow will be sufficient to allow collection from non-controlling interest.

(iv)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. Cash and cash equivalents held by the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$347,582	$50,145
Due from non-controlling interest	95,629	-
Accounts receivable	4,159	2,274
	$447,370	$52,419

The Company does not have accounts receivable that it considers impaired or otherwise uncollectible.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2011 equal $24,651 (December 31, 2010 - $116,699). The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2011.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i)	Currency risk

The Company’s functional currency is the United States dollar (USD). The Eritrean nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. The currency exposures are primarily to the European euro (EUR), Canadian dollar (CAD), British pound (GBP), and South African rand (ZAR).

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

25.	Financial instruments and risk management (continued)

(c)	Market risk (continued)

(i)	Currency risk (continued)

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

	December 31, 2011
	CAD	ZAR
Cash and cash equivalents	1,015	4,411
Accounts receivable	78	7,667
Trade payables	(2,992)	(13,158)
Net financial liabilities	(1,899)	(1,080)
USD foreign exchange rate	1.02	8.12
Balance sheet exposure in equivalent USD	(1,862)	(133)

	December 31, 2010
	EUR	CAD	GBP	ZAR
Cash and cash equivalents	-	464	-	-
Accounts receivable	-	34	-	8,665
Trade payables	(173)	(1,202)	(216)	(12,357)
Net financial liabilities	(173)	(704)	(216)	(3,691)
USD foreign exchange rate	0.75	0.99	0.65	6.65
Balance sheet exposure in equivalent USD	(231)	(711)	(332)	(555)

Currency risk sensitivity analysis

A 10 percent strengthening of the US dollar against the above currencies at December 31 would have decreased net income by the amounts shown below. A 10 percent weakening of the US dollar against the above currencies would have had an equal and opposite effect. This analysis assumes that all other variables, in particular interest rates, remain constant:

2011	Gain (loss)
CAD	$170
ZAR	12

2010	Gain (loss)
EUR	$21
CAD	65
GBP	30
ZAR	50

(ii)	Interest rate risk

Interest rate risk arises from interest accruing on advances from the non-controlling interest of the Bisha Project at LIBOR plus 4%. The interest incurred on the non-controlling interest advances is capitalized to construction-in-progress. The loan from the non-controlling interest (note 11) incurs interest at a rate of six month LIBOR plus 7%. The interest incurred on the loan from the non-controlling interest is capitalized to construction-in-progress.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2011 and 2010

25.	Financial instruments and risk management (continued)

(d)	Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

26.	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital of the Company consists of equity and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

27.	Key management personnel compensation

Key management personnel compensation is as follows:

	December 31, 2011	December 31, 2010
Short-term employee benefits	$2,725	$2,488
Share-based payments	6,022	5,751
Total key management personnel compensation	$8,747	$8,239

28.	Subsidiaries

Significant subsidiaries of Nevsun Resources Ltd. are as follows:

			Nevsun’s effective interest
Name	Country of incorporation	Principal activity	2011 (%)	2010 (%)

Nevsun (Barbados) Holdings Ltd.	Barbados	Holding company	100	100
Nevsun Africa (Barbados) Ltd	Barbados	Holding company	100	100
Nevsun Resources (Eritrea) Ltd.	Barbados	Holding company	100	100
Bisha Mining Share Company	Eritrea	Mining	60	60

29.	Subsequent events

(a)	Putative class action complaint

A putative class action complaint was filed against the Company in March 2012 in the United States District Court for the Southern District of New York, alleging liability under the U.S. federal securities laws. The complaint seeks unspecified damages, including interest, reasonable costs, including attorneys’ fees, and such equitable relief as the court may deem proper. It is not possible to estimate the ultimate outcome of such action. The Company believes the allegations are without merit and will vigorously defend itself.

(b)	Share repurchase program

On March 19, 2012, the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allows for the purchase of up to 4,009,408 common shares of the Company, representing approximately 2% of the 200,470,415 common shares issued and outstanding as at March 15, 2012. The purchases may commence no earlier than March 26, 2012 and may continue until September 26, 2012.